June 11, 2013

TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention: Rufus Decker, Accounting Branch Chief

RE:  TAL International Group, Inc.

Form 10-K for the Year ended December 31, 2012

Definitive Proxy Statement on Schedule 14A Filed March 22, 2013

File No. 1-32638

Dear Mr. Decker:

TAL International Group, Inc. (the “Company”, “we”, “us”, or “our”) is in receipt of the comment letter dated June 3, 2013 (the “Comment Letter”) from the staff of the U.S. Securities and Exchange Commission regarding the Company’s Form 10-K for the Year ended December 31, 2012 and Definitive Proxy Statement on Schedule 14A Filed March 22, 2013. We are working on a substantive response to the Comment Letter and plan to submit such response to the Staff on or before July 1, 2013.

If you have questions or would like to discuss this matter please do not hesitate to call me at (914) 697-2877.

Very truly yours,

By:	/s/ John Burns
Name:	John Burns
Title:	Senior Vice President and Chief Financial Officer

cc:  Brian Sondey, TAL International Group, Inc.